Exhibit 99(a)(5)(ii)

CONTINENTAL MATERIALS CORPORATION

200 SOUTH WACKER DRIVE, SUITE 4000

CHICAGO, IL  60606-5821

CONTACT: Mark S. Nichter
(312) 541-7207
FOR IMMEDIATE RELEASE

CONTINENTAL MATERIALS CORPORATION COMMENCES

DUTCH AUCTION TENDER OFFER TO BUY

UP TO 400,000 SHARES OF ITS COMMON STOCK

CHICAGO, April 22 — Continental Materials Corporation (AMEX; CUO) announced today that it has commenced its previously announced modified Dutch Auction tender offer for up to 400,000 shares of its common stock (approximately 24 percent of the Company’s outstanding shares) at a purchase price per share no greater than $30.50 nor less than $27.50.  Under the terms of the proposed offer, the Company will select the lowest purchase price that will allow it to purchase the lesser of (1) all of the shares validly tendered prior to the expiration date, or (2) 400,000 shares. All shares purchased by the Company will be purchased at the same price, even if stockholders have selected a lower price; however, the Company will not purchase any shares above the determined purchase price.  The offer begins today and will expire at 5:00 p.m., New York City time, on Friday, May 20, 2005, unless the Company extends the offer.

The closing price of the Company’s common stock on March 23, 2005, the last trading day prior to the announcement of this transaction was $28.22.  Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 400,000 shares are purchased, would range from $11.0 million to $12.2 million.

The offer is not conditioned on any minimum number of shares being tendered. The offer is subject to a number of specific terms and conditions, which are detailed in the Offer to Purchase being mailed to all stockholders. The Company urges stockholders to read that document carefully.

The Company’s Board of Directors has approved this offer. However, neither Continental Materials Corporation nor its Board of Directors makes any recommendation as to whether stockholders should tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price.

THE COMPANY URGES ALL STOCKHOLDERS TO READ THE OFFER TO PURCHASE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A COPY OF THE OFFER TO PURCHASE AND RELATED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.  STOCKHOLDERS MAY ALSO OBTAIN A COPY OF THESE DOCUMENTS, WITHOUT CHARGE, FROM GEORGESON SHAREHOLDER COMMUNICATIONS, THE INFORMATION AGENT FOR THE TENDER OFFER, BY CALLING TOLL FREE (877) 278-4412.

About Continental Materials:

Continental Materials Corporation is headquartered in Chicago, Illinois and operates through subsidiaries in the construction materials and heating and air conditioning industries.  The construction materials segment produces and sells ready mix concrete and construction aggregates along the Front Range in Colorado.  This segment also fabricates and sells steel and wood doors and other types of construction materials, including steel reinforcement bars.  The Company’s heating and air conditioning segment makes wall furnaces, console heaters, fan coils, and evaporative air coolers that are marketed to wholesale distributors and retail home centers, mainly in the Western and Southwestern United States.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING CONTINENTAL MATERIALS CORPORATION’S TENDER OFFER. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE THE RESPONSE OF STOCKHOLDERS TO THE TENDER OFFER, FUTURE MARKET CONDITIONS, THE IMPACT OF GOVERNMENTAL REGULATION OF TENDER OFFERS AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY THE COMPANY, INCLUDING THE OFFER TO PURCHASE, FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT THE COMPANY’S BUSINESS.